UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 4, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 4, 2005

Print the name and title of the signing officer under his signature.

-------------------

Northern Dynasty Minerals Ltd.
  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

INDEPENDENT RESOURCE ESTIMATE CONFIRMS SUBSTANTIAL UPGRADE
AND EXPANSION OF PEBBLE GOLD-COPPER-MOLYBDENUM DEPOSIT

March 4, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (AMEX: NAK; TSX Venture: NDM) is pleased to report the results of a new independent mineral resource estimate for the Pebble porphyry gold-copper-molybdenum deposit in southwestern Alaska. The estimate was prepared by Roscoe Postle Associates Inc., industry leading geological and mining consultants, which have estimated that the Pebble deposit contains:

-Measured and Indicated Resources of 3.0 billion tonnes containing 31.3 million ounces of gold, 18.8 billion pounds of copper and 993 million pounds of molybdenum, with an additional Inferred Resource of 1.1 billion tonnes containing 10.8 million ounces of gold, 5.8 billion pounds of copper and 361 million pounds of molybdenum using a 0.30% copper-equivalent cut-off grade.

-Higher-grade Measured and Indicated Resources of 569 million tonnes grading 0.50 grams gold per tonne, 0.46% copper, and 0.021% molybdenum, or 0.88% copper-equivalent, with an additional Inferred Resource of 143 million tonnes grading 0.56 grams gold per tonne, 0.40% copper, and 0.020% molybdenum, or 0.85% copper-equivalent above a cut-off grade of 0.70% copper-equivalent.

Roscoe Postle's resource estimate is based upon drill core assay results from 70,719 metres of drilling in 265 holes which were completed by Northern Dynasty during 2003 and 2004, and 19,245 metres in 118 holes completed by Teck Cominco American Incorporated up to 1997. The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons as defined by Canadian regulatory policy NI 43-101. A technical report detailing the resource estimate will be filed on www.sedar.com within 30 days. A summary of mineral resources for the Pebble deposit at various cut-off grades is tabulated below, with further details provided in the attached tables.

PEBBLE DEPOSIT MINERAL RESOURCES
Measured Plus Indicated Resources:

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lbs	Gold M ozs	Molybdenum M lbs
0.30	3,026	0.28	0.32	0.015	0.56	18.8	31.3	993
0.50	1,628	0.35	0.39	0.018	0.69	12.7	20.5	629
0.70	569	0.46	0.50	0.021	0.88	5.8	9.1	265

Inferred Resources:

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lbs	Gold M ozs	Molybdenum M lbs
0.30	1,130	0.24	0.30	0.014	0.50	5.9	10.8	361
0.50	417	0.31	0.42	0.018	0.67	2.9	5.6	168
0.70	143	0.40	0.56	0.020	0.85	1.3	2.6	62

Note 1 By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.

Note 2 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06).

Note 3 An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 4 A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas, but is subject to completion of a feasibility study.

Robert A. Dickinson, Northern Dynasty's Chairman commented, "We are delighted with the success of our 2004 drilling program, which not only upgraded a substantial portion of the Pebble deposit's mineral resources to measured and indicated classifications, but significantly expanded the overall size of the deposit, its contained metal, and perhaps most importantly, its higher-grade resources. We have now commenced our 2005 program which is budgeted at US$36 million. The program will include delineation drilling of the exciting new East Zone discovery located on the eastern flank of the deposit, where substantial open-ended volumes of higher-grade gold-copper-molybdenum mineralization have been encountered." He went on to say, "Comprehensive engineering, environmental, and socioeconomic programs, designed for the completion of a feasibility study and permit applications for a large scale, long life mining operation, have been ongoing for the past year and will continue in parallel with the drill program."

The Pebble deposit is located in an area of gentle terrain and moderate climate, only 95 km from tidewater in Cook Inlet. Deposit mineralization occurs in a near-surface configuration with almost no internal waste over a broad area measuring at least 3 kilometres east-west and 2 kilometres north-south. A recent Preliminary Assessment indicates that the Pebble project could generate very attractive rates of return at production rates of 100,000 to 200,000 tonnes per day over a 30 to 60 year mine life. The State of Alaska's Southwestern Transportation Plan includes the development of a port and a 113 kilometre road from Cook Inlet to the town of Iliamna, located some 25 km to the southeast of the Pebble deposit. The Alaskan Department of Transportation Public Facilities has commissioned engineering studies for the selected road corridor and port site. Homer Electric Utility and Northern Dynasty are jointly funding a feasibility study of a power development plan to connect the deposit site to the State of Alaska's Railbelt electrical grid.

Mark Rebagliati, P.Eng and Dr. Morris Beattie, P.Eng, are the Qualified Persons for the Pebble Project and are supervising the quality control and assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is split and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

Northern Dynasty has acquired an 80% interest in the entire Pebble property from Teck Cominco American Inc., and has the right to acquire the remaining 20% interest, held by a related party, for share consideration equal to its independently appraised value. Valuations of the 20% interest are currently being conducted by industry experts and will be submitted to an independent committee of the board which will make a purchase recommendation. Northern Dynasty expects to make a decision on the purchase by March 14, 2005.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

TABLE 1
PEBBLE DEPOSIT - MEASURED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lbs	Gold M ozs	Molybdenum M lbs
0.30	711	0.33	0.36	0.016	0.63	5.1	8.1	256
0.40	655	0.34	0.37	0.017	0.66	4.9	7.8	244
0.50	525	0.37	0.40	0.018	0.70	4.3	6.7	207
0.60	356	0.41	0.43	0.019	0.78	3.2	4.9	150
0.70	214	0.47	0.47	0.021	0.87	2.2	3.3	97

TABLE 2
PEBBLE DEPOSIT - INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lbs	Gold M ozs	Molybdenum M lbs
0.30	2,320	0.27	0.31	0.014	0.54	13.7	23.2	736
0.40	1,760	0.30	0.34	0.016	0.59	11.6	19.2	611
0.50	1,100	0.35	0.39	0.017	0.68	8.4	13.9	423
0.60	615	0.40	0.45	0.020	0.79	5.5	8.9	270
0.70	356	0.46	0.51	0.021	0.89	3.6	5.9	167

TABLE 3
PEBBLE DEPOSIT - MEASURED PLUS INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lbs	Gold M ozs	Molybdenum M lbs
0.30	3,026	0.28	0.32	0.015	0.56	18.8	31.3	993
0.40	2,413	0.31	0.35	0.016	0.61	16.5	27.0	855
0.50	1,628	0.35	0.39	0.018	0.69	12.7	20.5	629
0.60	970	0.41	0.45	0.020	0.78	8.7	13.8	420
0.70	569	0.46	0.50	0.021	0.88	5.8	9.1	265

TABLE 4
PEBBLE DEPOSIT - INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ %	Copper B lbs	Gold M ozs	Molybdenum M lbs
0.30	1,130	0.24	0.30	0.014	0.50	5.9	10.8	361
0.40	756	0.27	0.34	0.017	0.57	4.5	8.2	278
0.50	417	0.31	0.42	0.018	0.67	2.9	5.6	168
0.60	226	0.36	0.49	0.020	0.77	1.8	3.6	101
0.70	143	0.40	0.56	0.020	0.85	1.3	2.6	62

Note 1 By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06).
Note 3 An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
Note 4 A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas, but is subject to completion of a feasibility study.

Forward Looking and other Cautionary Information

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information for US Persons Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition,"inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

Other Cautionary and Risk Factors

The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The referred to Preliminary Assessment was prepared to broadly quantify the Pebble project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially adversely impact the projected economics of the Pebble project.  As is normal at this stage of a project, data in some areas of the Preliminary Assessment was incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed. The Preliminary Assessment used only inferred mineral resources, which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There can be no assurance that the potential results contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as measured, indicated and inferred resources which are not a reserve. Considerable additional work, including additional process tests and other engineering and geologic work will be required to determine if any part of the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or the amount that may be converted to a reserve or the grade thereof. Feasibility work has not been done to confirm the pit design, mining methods and processing methods. Final feasibility could determine that the assumed pit design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those currently believed to be reasonable. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical transmission facilities. Although the Company believes that the State of Alaska favors the development of these facilities there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. There can be no assurance that the State of Alaska will implement its Southwest Transportation plan or that the power feasibility study being conducted in conjunction with Homer Electric Utility will result in a connection to the Alaska transmission grid at acceptable costs or terms. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and the Company has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.